UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

15 September 2023
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X           Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Holding(s) in Company

CRH plc ("CRH") understands that the notification of major shareholdings below relates to certain financial instruments which had previously benefitted from an exemption from notification in accordance with Article 9(6) of the EU Transparency Directive, and therefore were not previously notified. CRH has been advised that the exemption no longer applies and that the positions disclosed below correctly reflect the aggregated holdings of the notifying group as at the notification date.

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: CRH public limited company LEI: 549300MIDJNNTH068E74
2. Reason for the notification (please tick the appropriate box or boxes):

[X] An acquisition or disposal of voting rights
[X] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: The Goldman Sachs Group, Inc.		City and country of registered office (if applicable): Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA
4. Full name of shareholder(s) (if different from 3.)v: Goldman Sachs International
5. Date on which the threshold was crossed or reachedvi: 11/09/2023
6. Date on which issuer notified: 13/09/2023
7. Threshold(s) that is/are crossed or reached: Above 6%
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	0.57%	5.52%	6.09%	712,005,724
Position of previous notification (if applicable)	0.46%	0.65%	1.11%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct	Indirect	Direct	Indirect
IE0001827041	2,982,091	0.42%
US12626K2033	1,046,657	0.15%

SUBTOTAL A	4,028,748	0.57%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending	Open	1,392,652	0.20%

SUBTOTAL B.1	1,392,652	0.20%

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Please refer annexure

SUBTOTAL B.2	37,941,618	5.33%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc.
Goldman Sachs (UK) L.L.C.
Goldman Sachs Group UK Limited
Goldman Sachs International		4.03%	4.37%

The Goldman Sachs Group, Inc.
Goldman Sachs & Co. LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.

The Goldman Sachs Group, Inc.
Goldman Sachs Bank USA
Goldman Sachs Bank Europe SE

The Goldman Sachs Group, Inc.
Folio Financial, Inc.
Folio Investments, Inc.

The Goldman Sachs Group, Inc.
IMD Holdings LLC
United Capital Financial Partners, Inc.
United Capital Financial Advisers, LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
GSAMI Holdings I Ltd
GSAMI Holdings II Ltd
Goldman Sachs Asset Management International Holdings Ltd
Goldman Sachs Asset Management International

The Goldman Sachs Group, Inc.
Murray Street Corporation
Sphere Fundo de Investimento Multimercado - Investimento no Exterior Credito Privado
Sphere Fund

The Goldman Sachs Group, Inc.
GS Finance Corp.

The Goldman Sachs Group, Inc.
Goldman Sachs (UK) L.L.C.
Goldman Sachs Group UK Limited
Goldman Sachs International Bank

The Goldman Sachs Group, Inc.
GS Global Markets, Inc.
Goldman Sachs Finance Corp International Ltd

The Goldman Sachs Group, Inc.
Goldman Sachs Do Brasil Banco Multiplo S/A

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management Holdings LLC
Goldman Sachs Asset Management UK Holdings I Ltd
Goldman Sachs Asset Management UK Holdings II Ltd
Goldman Sachs Asset Management Holdings I B.V. / Goldman Sachs Asset Management Holdings II B.V.
Goldman Sachs Asset Management Holdings B.V.

The Goldman Sachs Group, Inc.
Goldman Sachs Financial Markets L.L.C
Goldman Sachs Financial Markets, L.P.

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:

Please note, the total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error.

General email contact:
gs-regops-emea-position-enquiries@gs.com

Done at Warsaw on 13/09/2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 15 September 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary